UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 28, 2005 and March 1, 2005

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•        KPN completes sale of Pantel, dated February 28, 2005;

•        KPN boosts broadband and VoIP investments

2004 dividend increased to EUR 0.35, dated March 1, 2005.

Press release

Date
February 28, 2005
KPN completes sale of Pantel	Number
008pe

KPN announces that it has completed the sale of its Hungarian subsidiary PanTel Rt. The activities have been sold to a local telecom operator Hungarian Telephone and Cable Corp (AMEX: HTC).

The proceeds of EUR 17 million in combination with the deconsolidation of PanTels bank debt, will lower KPN’s net debt by EUR 79 million.

With the sale of PanTel, KPN has finalized its divestment programme in Eastern Europe.

Press release

Date
March 1, 2005
Number
KPN boosts broadband and VoIP investments	009pe

2004 dividend increased to EUR 0.35

Headlines FY2004

Q4 2004	Q4 2003	In millions of euro, unless indicated otherwise	2004	2003
3,050	3,114	Operating revenues	12,102	12,907
2,953	2,998	Net sales	11,731	11,870
532	681	Operating result	2,457	3,108
388	458	Profit before tax	1,837	2,246
479	1,639	Profit after tax	1,511	2,731
0.20	0.67	Earnings per share	0.63	1.11

1,068	1,141	Cash flow from operating activities	3,969	4,087
521	607	Capex	1,698	1,421
547	534	Free cash flow	2,271	2,666

388	432	Profit before tax excluding book gains(*)	1,781	1,548

The 2003 profit after tax includes a gain of EUR 1,080 million, resulting from the agreement with Dutch fiscal authorities. Hence, Profit after tax in the table is not comparable.

(*) Reported Profit before tax, excluding book gains of EUR 56 million in 2004 and EUR 698 million in 2003.

Financial highlights

•      Profit before tax, excluding book gains, increased by 15% from EUR 1,548 million (2003) to EUR 1,781 million (2004)

•      Free cash flow amounted to EUR 2,271 million (2003: EUR 2,666 million)

•      Shareholder returns: repurchases EUR 1,015 million and dividends paid EUR 796 million

•      Proposed dividend 2004 per share raised to EUR 0.35 from earlier announced EUR 0.20

Fixed

•       Ongoing success of ADSL program has driven the ADSL customer base close to 1.4 million connections (2003: 0.7 million);

•       Operating result up 1.1% to EUR 1,771 million for FY 2004 (2003: EUR 1,752 million);

•       Fixed division’s FY 2004 net sales decreased by 6.5% to EUR 7,216 million (2003: EUR 7,717 million), mainly explained by the combined effect of the accelerated migration from traditional to new services, MTA tariff reductions (EUR 293 million) and lower project revenues (impact: EUR 69 million).

Mobile

•       Net sales of the Mobile division grew 6.2% from EUR 4,903 million in 2003 to EUR 5,206 million in 2004 driven by strong growth in Germany (13.6%) and Belgium (32.5%), which more than compensated the 4.3% decline in the Netherlands. The decline in the Netherlands was mainly caused by the EUR 108 million adverse effect of MTA (Mobile terminating access) tariff reductions.

•       Overall 2004 was a positive year with customer numbers up 17.5%.  E-Plus and Base significantly increased their customer numbers and their market shares. E-Plus crossed the 9.5 million customers mark late 2004 with a 13.3% market share and with customer numbers up 15.9%; BASE achieved market share of more than 17% with customer numbers up an impressive 31.4%. In 2004, KPN Mobile the Netherlands increased its customer base with 16.7%. In Q4, it succeeded in regaining lost market share. In total, we now serve more than 17.2 million customers.

CEO Ad Scheepbouwer

“In exceeding our guidance, we have fully met the market’s expectations for 2004. This has been achieved with a near doubling in the number of DSL connections, as well as successfully defending our market share in our traditional telephony business and strongly expanding our international operations.

Starting in 2005, we intend to have a big push in broadband and VoIP. This will have consequences for short-term profitability, but will position us strongly for today’s market and deliver greater benefits in the future. In the all-IP world things will become simpler and cheaper, offering the opportunity to achieve significantly lower structural costs. It also means that our services can be delivered with considerably fewer people.  We anticipate that annual reductions in headcount of between 1,500 and 1,750 employees will unfortunately be inevitable until 2010.  All in all, we expect to realize annual cost savings of EUR 850 million from 2010 onwards. However we feel confident that our strategy of attacking the market for new services to secure market leadership in the Netherlands, whilst continuing to defend vigorously our Dutch fixed and mobile positions to retain cost leadership, will sustain the Group’s strong cash flow.  This cash flow will allow us to reward, and grow the rewards to our shareholders, on a consistent basis.”

Dividend policy

In February 2004 we stated that the regular dividend would be at least EUR 0.20 per share per annum. In view of the solid cash flow development in 2004 and the outlook for 2005, KPN will propose to increase its dividend to EUR 0.35 per share for 2004. Following the interim dividend of EUR 0.08 which was paid in August 2004, the proposed final dividend for 2004 is EUR 0.27per share. The proposed dividend will be submitted for approval at the Annual Shareholder Meeting to be held on April 12, 2005 and upon approval, paid out shortly thereafter. Furthermore, KPN announces a mid-term dividend policy according to which KPN intends to pay out a dividend between 35 and 50 per cent of annual Free Cash Flow, defined as net cash flow provided by operating activities minus capex. In this way, the dividend will be directly linked to operating performance and free cash flow generation, which we expect to remain at a level of at least EUR 2 billion(1). As in 2004, excess cash will be returned to shareholders either via additional special dividends or via share repurchases. Share repurchases will only be undertaken at a price, which enhances value for the remaining shareholders. Similar to last year KPN will review its excess cash position in August 2005.

(1) Excluding any tax payments. Currently we do not expect to pay tax earlier than 2007.

Share repurchase program

In 2004, we announced share repurchase programs totaling EUR 1.5 billion. So far, approximately 164 million shares were repurchased for an amount of EUR 1,015 million (of which we settled EUR 1,009 million in 2004 and EUR 6 million in January 2005). After suspending the share repurchases, we resumed our buy-back programs upon conclusion of the independent investigation into the appropriateness, under Opta rules, of discounts provided. These shares were acquired via on-market transactions for an average price of EUR 6.20 a share. On October 28, 2004 and December 16, 2004, a total of approximately 162 million repurchased shares was cancelled.

KPN will commence its repurchase program for the remaining EUR 485 million of 2004 as of March 2,2005 to be executed via second trading line. KPN announces today to repurchase an additional EUR 500 million. As this repurchase concerns more than 1% of the outstanding share capital, the consent of the Dutch State as holder of the special share has been obtained. KPN will review its excess cash position in August 2005.

Outlook(1)

In 2005, we will accelerate investment for future growth in both our Fixed and Mobile division. Added to that we will absorb further MTA reduction in the Netherlands and, for the first time, in Germany. With our non-core divestments nearing completion we anticipate profit contributions from our “other” activities to decline. In all, for the Group as a whole, we anticipate a high single-digit decrease in Group operating EBITDA for 2005. Longer term, we remain confident of a return to producing growth on a consistent basis. KPN will enjoy strong and sustainable cash generation, despite this investment, as reflected within the guidance set out below:

2005	• Group revenue flat, including MTA reduction
• Group EBITDA(1),(2),(3) before restructuring expected to decline by high single digit figure, with greatest impact in Q1
• Capex ≈ EUR 1.7 billion
• Free cash flow(4) > EUR 2 billion

(1) All numbers are based on Dutch GAAP and excluding restructuring charges, impairments and bookgains/losses over EUR 20 million, see disclaimer

(2) Ebitda is defined as Operating result plus depreciation, amortization & impairments

(3) Assuming EUR 50 million additional charge to funds pension short fall

(4) Free cash flow is defined as cash flow from operating activities minus Capex (2004: EUR 2,271 million)

New Strategy for Fixed

The Netherlands continues to be one of the most competitive markets in Europe. In today’s dynamically changing market, various competitors are now trying to create new positions for themselves in areas such as VoIP and triple play (voice,Internet, and television). We believe that 2005 is going to be a key year, where VoIP is finally maturing as a technology.

KPN intends to rise to the challenge and believes it is well equipped to do so. KPN is the undisputed market leader in the broadband market as well as in the fixed and mobile voice markets. Its access to the DVB-T network has brought KPN an entry into the TV market, giving cable operators a new flank of competition to worry about. KPN has strong brands with nationwide presence and thanks to relentless efforts in recent years we enjoy high customer satisfaction and loyalty. KPN has an established track record as a wholesale partner of choice. It is also more efficient than ever before, setting the bar on most dimensions in Europe.

Going forward, KPN’s strategy in the Dutch fixed-line market is threefold:

•      Attacking the market for new communications services to establish leading positions that will deliver attractive long-term financial returns;

•      Defending the traditional services to maintain our leading share of declining markets;

•      Exploiting our leadership of both the traditional and new services markets in order to achieve a cost structure that is unrivalled by our competitors and which will represent a source of significant sustainable competitive advantage.

New Services

KPN will further strengthen its position in the voice, internet and TV market through the following activities:

•      In the second quarter of 2005, KPN will start upgrading its ADSL network to ADSL2+. The upgrade will be completed before year-end. Based on ADSL2+ access technology, KPN will introduce high speed Internet Access Services.

•      New services that will be introduced this spring are VoIP and ADSL only.

•      Later in the year KPN will introduce Delay TV and Video on demand over DSL and will start piloting Mobile TV and broadband-based VDSL services.

A further rollout of the DVB-T network to national coverage is expected in 2005 and 2006

Restructuring

KPN has embarked on a comprehensive program to achieve a structurally lower costbase. Key components are:

•      Reducing the complexity of the network through the implementation of an all IP network, rationalization of IT and simplification of the Group structure.

•      The rollout of an all IP network has been started with the implementation of an all IP backbone, a process that will gather speed in 2005 and 2006. In a subsequent phase KPN is aiming for an all IP access network.

KPN believes that these changes will give the opportunity to introduce new value added services, reduce time to market, improve operational standards, whilst at the same time significantly reducing KPN’s cost base and workforce. In the next five years KPN expects the following savings on operational expenses and staff.

	Phase 1 All IP back bone				Phase 2 All IP access network (1)
	Opex savings(1) EURmillion		Staff savings in FTEs		Opex savings(1) EUR million		Staff savings in FTEs
	P.A.	Cum	P.A.	Cum.	P.A.	Cum	P.A.	Cum
2005	150	150	1,500-1,750
2006	150	300	1,500-1,750
2007	150	450	1,500-1,750	Approx. 5,000(1),(2)
2008					200	650	1,500-1,750
2009					200	850	1,500-1,750	Approx. 8,000(1),(2)

Additional Capex requirement of Phase 2 All IP access network EUR 1billionn-EUR 2 billion, depending on evaluation of pilots.

(1).Predominantly in Fixed but also in Mobile and Head Office

(2).Including earlier announced restructuring of EnterCom and IT operations

Operating Review FY2004

Fixed division

Due to intensive subscriber acquisition programs and the introduction of ‘ADSL Tijdsurfen’ by Het Net, our ‘ADSL by KPN’ customer base continued to increase by more than 160,000 in the fourth quarter 2004, and almost doubled to 1.4 million customers by the end of 2004 (2003: 0.7 million). It should be noted that the broadband penetration in the Netherlands is among the highest in Europe.

Our share of the total broadband market (including broadband offered by cable operators) increased from 39% in 2003 to 44% by the end of 2004. For the first time, KPN’s ADSL market share exceeds that of cable Internet.

On January 10, 2005, we completed the deal with CistroN to acquire approximately 5,000 ADSL customers out of CistroN’s customer base. On February 18, 2005, we completed the acquisition of Freeler BV. Freeler has approximately 145,000 active Internet customers.

As part of our ‘Triple Play’ strategy to become an all-round service provider of voice, broadband Internet and broadcasting services, we successfully introduced wireless digital TV and radio on October 18, 2004. At the moment, ‘Digital TV by KPN’ can be received throughout the main metropolitan areas where 2.7 million or 45% of the Dutch households reside.

Expectations are that coverage will extend to most of the Netherlands by the end of 2006. Since the introduction, over 25,000 customers already subscribed to ‘Digital TV by KPN’ as of December 31, 2004.

On December 17, 2004, we entered into a contract with Siemens as the strategic IP-partner for our fixed network and mobile activities in the Netherlands, Belgium and Germany. This partnership will support us to strengthen our position as a customer-focused, IP-based operator in providing advanced services in response to the developing customer needs.

With respect to our traditional voice services, we focus on customer retention through win-back programs, new customer-loyalty programs and innovative bundling. We conduct intensified win-back actions through many different channels, including our own technicians. In total, already 1.4 million customers (26% of our total residential customer base) opted for BelPlus packages, of which 100,000 in the fourth quarter of 2004. Our package BelZakelijk also appealed to our customers: a total of 140,000 customers subscribed by the end of 2004 (based on order-intake), covering about 17% of the total number of business sites and providing 29% market penetration in the primary target group of small and mid-sized companies. Through these activities, we were able to maintain our market shares at between 70%-75% (local), approximately 60% (national), approximately 60% (fixed-to-mobile) and approximately 45% (international) (1).

In the business data services market, traditional leased lines continue to migrate to new broadband services, such as IP-VPN and ‘Voice over DSL’ (VoDSL). We focus on enriched communication bundled with services designed to increase productivity and efficiency. Migration of corporate clients to an all-IP environment and managed and hosted IP voice services are examples of future offerings. In 2004, competition in IP-based connectivity for the business market further intensified. At the end of 2004, in total 1,409 business customers (2003: 807) were migrated to IP-VPN networks, whereas the number of IP-VPN connections increased from 15,956 at the end of 2003 to 30,164 a year later.

In the first quarter of 2005, KPN introduced the Wholesale ADSL service. This service is an added-value service on top of local loop unbundling, which enables ISPs and telecommunication companies to add ISP-specific value without the need to invest in an own ADSL network. We have signed our first wholesale ADSL agreement. Several other operators are interested in this service.

Mobile division

The Mobile division focuses on revenue market share and a profitable growth of the customer base. During 2004, we were successful in our objectives of enlarging our shares of the German and Belgian market, while regaining lost market share in the Netherlands. In the third quarter of 2004, we launched UMTS services in Germany, the Netherlands following shortly afterwards.

E-Plus

E-Plus continued to deliver on its balanced growth strategy. A particularly strong fourth quarter, with 446,000 new customers added, resulted in E-Plus achieving the net addition of 1.3 million customers in 2004.

This took the total customer base to 9.5 million, thereby exceeding the 9 million year-end target. This 16% customer growth enabled us to increase our market share in Germany to 13.3% (2003: 12.7%).

E-Plus was also able to further improve the quality of its customer base. The postpaid share of net additions during 2004 amounted to 65%, thereby raising the postpaid share of the total customer base by approximately 3 percentage points to almost 50% by the end of the year. The growth in the number of business customers was particularly significant; at the end of 2004, E-Plus had 1.45 million business

(1) Excluding international traffic from telephone cards.

customers, an increase of some 21% over 2003. At EUR 24, blended ARPU remained stable during the year and compared to 2003.

KPN Mobile the Netherlands

Competition in the Dutch mobile market remains severe and we revitalized our commercial strategy in the Netherlands, aimed at strengthening our market leadership. Initiatives include stronger and clearer differentiation between our KPN and Hi brands and the introduction of innovative and value-adding propositions at competitive prices. In addition, we successfully raised our presence in the external distribution channels.

These measures were fruitful, resulting in an increased influx of new customers. In December 2004, we scored an all-time high on postpaid net additions. During 2004, our customer base exceeded 6 million subscribers, equivalent to a 40.0% share of the Dutch mobile market (2003: 40.2%). This means, we almost completely recovered our market share lost in the first half of 2004. Compared to last year, 2004 saw a lower blended ARPU (EUR 33 vs. EUR 38).

BASE

Despite increasing competition, BASE continues to grow its customer base and revenues thanks to its policy of combining distinctive and simple offerings with tailor-made propositions for specific segments. By adding 394,000 customers during 2004, we took the customer base to over 1.6 million (2003: 1.25 million); this represents a 31.4% increase compared to 2003. BASE’s market share rose to over 17% (2003: 15%). At EUR 24, blended ARPU exceeded last year’s EUR 22 (+9.1%).

Financial Review

Q4 2004	Q4 2003	In millions of euro	2004	2003
3,050	3,114	Operating revenues	12,102	12,907
		of which net sales:
1,792	1,956	- Fixed Division	7,216	7,717
1,337	1,272	- Mobile division	5,206	4,903
-176	-230	- Other KPN entities (incl. intercompany sales)	-691	-750
2,953	2,998	Total net sales	11,731	11,870
532	681	Operating result	2,457	3,108
-144	-223	Financial income and expenses	-620	-862
388	458	Profit before taxes	1,837	2,246
126	972	Tax on profit	-268	257
-35	209	Income from participating and minority interests	-58	228
479	1,639	Profit after taxes	1,511	2,731

Mobile division

Q4 2004	Q4 2003	In millions of euro	2004	2003
691	603	- E-Plus	2,594	2,283
546	587	- KPN Mobile the Netherlands	2,227	2,326
113	92	- BASE	424	320
-13	-10	Other (including intra-company) sales	-39	-26
1,337	1,272	Total net sales	5,206	4,903

FY2004

We recorded an operating result of EUR 2,457 million over 2004 (2003: EUR 3,108 million). This decrease of EUR 651 million can be explained by the book gains, which caused a difference of EUR 642 million. The net result was EUR 1,220 million below last year’s; besides EUR 642 million lower book gains, the negative difference in tax amounted to EUR 525 million mainly related to the aforementioned tax gain. The positive impact from financial income and expenses of EUR 242 million was offset by a EUR 172 million lower income from participating interests.

The 2003 and 2004 figures contain items, such as book gains and a EUR 1,080 million tax gain in 2003. Book gains in 2003 (resulting mainly from the sale of the Directory Services activities and the MobilCom termination agreement) amounted to EUR 698 million, whereas the 2004 figures include book gains totaling EUR 56 million.

These book gains – affecting both operating revenues and operating result – can be summarized as follows:

Q4 2004	Q4 2003	In millions of euro	2004	2003

—	—	Book gain on the sale of Directory Services	—	435
—	—	Termination agreement MobilCom	—	222
—	26	Book gains on the sale of other subsidiaries	56	41
—	26		56	698

The 2004 operating revenues amounted to EUR 12,102 million (2003: EUR 12,907 million) and, hence, saw a EUR 805 million decrease compared to last year, of which EUR 642 million can be explained from lower book gains in 2004.

Net sales (EUR 11,731 million) – affected by a EUR 241 million adverse impact of MTA tariffs on both the Mobile and Fixed operations – were EUR 139 million (1.2%) lower compared to last year. In the Fixed division, net sales decreased by EUR 501 million (6.5%) mainly due the combined effect of the accelerated migration from traditional to new, IP-based services, MTA tariff reductions (EUR 293 million) and lower project revenues (EUR 69 million). Mobile division’s net sales increased by EUR 303 million

(6.2%) driven by the continued strong performance of E-Plus (13.6%) and BASE (32.5%), which more than offset a EUR 108 million adverse MTA effect in the Netherlands. Net sales of Other activities were EUR 64 million lower due to the deconsolidation of the Logistics & Repair activities (as from the end of 2003 upon the sale thereof) and the termination of certain activities by Xantic.

Inter-division revenues decreased by EUR 123 million to EUR 1,047 million, primarily affected by MTA tariff reductions (EUR 160 million).

Operating expenses decreased by EUR 154 million (1.6%) to EUR 9,645 million, reflecting the combined effect of MTA tariff reductions (EUR 183 million) and cost savings, which were partly offset by increased retention and acquisition costs within the Mobile division – related to the strong growth in the customer base of all three operators – and a EUR 36 million addition to the early retirement provision.

For comparing our results with our guidance the following items should be excluded:

Q4 2004	Q4 2003	In millions of euro	2004	2003
14	6	(Release of) Restructuring charges	25	-3
—	—	Loss on sale of SNT France	—	5
—	—	Write-down of short-term receivables	—	6
-6	—	(Release of) Impairment charges	-8	80
8	6	Total - Fixed division	17	88
—	-33	Capital tax refund on conversion shareholders loans	—	-33
2	-1	(Release of) Restructuring charges	10	-1
-16	-103	Release of impairment charges	-16	-103
-14	-137	Total - Mobile division	-6	-137
22	36	Restructuring charges	7	39
—	46	Impairment charges	7	61
22	82	Total - Other activities	14	100

Net financial expense decreased by EUR 242 million to EUR 620 million mainly due to reduced interest charges following early and regular debt redemptions in 2003 and 2004. In 2004 EUR 7 million reversal of an impairment on the loan to PTC was considered as noteworthy.

Total tax charges in 2004 amounted to EUR 268 million, resulting in an effective tax rate of 14.6%. Due to Dutch corporate tax rate reductions as from 2005, we recognized tax benefits on our deferred tax positions amounting to EUR 179 million. In conformity with the 2003 agreement with the Dutch tax authorities, an interest amount of EUR 1,245 million on shareholder loans to E-Plus is ignored for Dutch tax purposes. This positive effect is to a large extent mitigated by the non-deductibility of interest expense pursuant to the German thin-capitalization rules. For BASE, we recognized a deferred tax asset of EUR 138 million (2003: EUR 0 million).

Cash flow

Our cash flow from operational activities reached EUR 4.0 billion in 2004, broadly on level with the 2003 figure (EUR 4.1 billion). The net cash flow used in investing activities rose by more than EUR 1.5 billion mainly because last year’s cash flow was positively affected by the proceeds from disposals of group companies and subsidiaries.

Although we returned EUR 1.8 billion to our shareholders in dividends and share repurchases, the net cash flow used in financing activities was EUR 2.2 billion lower than last year’s due to lower net redemptions of long-term loans in 2004 (2004: EUR 0.8 billion; 2003: EUR 4.8 billion).

Net debt

As of December 31, 2004, net debt (interest-bearing debt minus cash and cash equivalents) decreased to EUR 7.9 billion compared to EUR 8.3 billion as of year-end 2003. During the year, significant amounts of cash were allocated to the share repurchase program and the payment of (interim) dividends.

Investigation into the appropriateness of discounts provided

In December 2004, the independent investigation into the appropriateness of discounts provided to certain customers of our Fixed division, which was initiated October last, was concluded. The investigation confirmed our initial assessment of the scope of services, market segments and amounts involved. We instituted a tightening up of our compliance procedures including the introduction of a program to improve employees’ awareness of the increasingly complex legal restrictions governing commercial activities and new guidelines designed to avoid the risk of future regulatory breaches. Furthermore, a special committee has investigated whether additional measures were necessary. The committee’s findings have been implemented.

The independent investigation confirmed that the value of the discounts in question was only marginal in the three preceding years. We concluded there is no need to restate our consolidated financial statements for the period in question. We have not accounted for any possible fines that might be imposed on us by OPTA, the Dutch telecommunications regulator and await the outcome of the investigation conducted by OPTA.

Q4 2004

Over the fourth quarter of 2004, we posted an after-tax profit of EUR 479 million (Q4 2003: EUR 1,639 million). Earnings per share were lower at EUR 0.20 (Q4 2003: EUR 0.67) due to recognizing EUR 1,080 million in tax gains last year. The operating result decreased by 21.9% to EUR 532 million (Q4 2003: EUR 681 million).

Operating revenues saw a 2.1% decrease to EUR 3,050 million. Reported net sales were 1.5% lower at EUR 2,953 million including a EUR 71 million adverse MTA effect, explaining a 2.4%-points reduction in net sales.

•       Net sales of the Fixed division decreased by EUR 164 million (8.4%) which can be mainly explained by the combined effect of the accelerated migration from traditional to new, IP-based services, MTA tariff reductions (EUR 87 million or 4.4%), and lower project revenues (EUR 31 million or 1.6%).

•       The Mobile division realized a 5.1% increase (EUR 65 million) in net sales to EUR 1,337 million, driven by continued strong performance of its international operations (net sales rose 14.6% in Germany and 22.8% in Belgium), which more than offset a EUR 33 million adverse MTA effect in the Netherlands. An adjustment for 2004 content sales (EUR 22 million), which were presented gross instead of net, was fully recognized in the fourth quarter; EUR 16 million of this adjustment relates to prior quarters.

•       Net sales of Other activities decreased by EUR 5 million, while inter-division revenues fell EUR 59 million below the same period last year.

Operating expenses rose by 3.5% (EUR 85 million) to EUR 2,518 million. Lower costs in the Fixed division (EUR 148 million) and Other activities (EUR 57 million) were more than offset by Mobile division’s increased operating expenses (EUR 231 million). The increase in Mobile division’s operating expenses was the result of amortization of UMTS licenses in 2004, a EUR 103 million reversal of BASE’s GSM license impairment in 2003 as well as increased marketing efforts in 2004 aimed at restoring market share in the Netherlands and enhancing growth in Germany and Belgium.

The net financial expense amounted to EUR 144 million, a decrease from last year’s EUR 223 million. This decrease reflects the effects of regular and early debt redemptions in 2003 and 2004.

Taxation totaled to a EUR 126 million tax income, resulting in an effective tax rate of -32.5%, primarily due to recognizing EUR 179 million tax benefits on our deferred tax positions upon the announced Dutch corporate tax rate reductions. In line with the agreement with the Dutch tax authorities, an interest amount of EUR 314 million on shareholder loans to E-Plus is ignored for Dutch tax purposes. This positive effect is to a large extent mitigated by the non-deductibility of interest expense pursuant to the German thin-capitalization rules.

General

Reporting

We define EBITDA as operating result before depreciation and impairments of PP&E and amortization and impairments of goodwill and licenses. The measure is used by financial institutions and credit-rating agencies as one of the key indicators of borrowing potential. Many analysts use EBITDA as a component for their (cash flow) projections. Note that our definition of EBITDA deviates from the literal definition of earnings before interest, taxes, depreciation and amortization. Either definition of EBITDA has limitations as an analytical tool and you should not consider it on isolation or as a substitute for analyses of our results as reported under Dutch GAAP or US GAAP.

In the past EBITDA was used as a measurement of certain aspects of operational performance and liquidity. For the purpose of comparing 2004 financial performance with the guidance given in December 2003, we exclude ‘Exceptional items’ as then defined (1).

Going forward we have used EBITDA as a component of our guidance. In view of the upcoming implementation of IFRS, and the resulting volatility of amortisation, we believe that this is the most appropriate way of informing the financial markets on certain aspects of future company financial development. We do not view EBITDA as a measure of performance. In all cases a reconciliation of EBITDA and the nearest GAAP measure (operating result) will be provided.

Going forward, we will continue to make comparison between guidance and actuals. For the purpose of this comparison, a number of items will be excluded:

•              restructuring charges over EUR 20 million per event

•              impairments over EUR 20 million per event

•              book gains or losses over EUR 20 million per event

We define free cash flow as ‘Cash flow from operating activities’ minus ‘Capital expenditures’, both of which are common GAAP measures.

(1) We define exceptional items as those gains or losses that, in the view of management, are not directly related to our continuing business operations or distort the analysis of our underlying financial performance, measured in terms of operating revenues, EBITDA, operating result and net results, either due to the materiality of the amounts involved or the likelihood that such an event will recur in the near future. It should be noted that operating revenues, EBITDA, operating result and net results excluding exceptional items cannot be considered to be financial measures under Dutch GAAP or US GAAP. In the past, we have defined the following events as an exceptional item:

•              Impairment charges and other substantial write-downs on the value of our assets, including goodwill and other intangible fixed assets.

•              Restructuring charges.

•              Gains or losses on disposal of group companies, associates and other assets and/or activities.

IFRS

In April 2005 KPN will present its 2004 figures under IFRS.

Our current estimate is that IFRS will have the following impact:

•      Net income for the year 2004 will increase by EUR 150 million to EUR 250 million.

•      Shareholders’ equity at December 31, 2004 will be lower by EUR 300 million to EUR 400 million.

•      At January 1, 2005 shareholders’ equity will further decrease by EUR 100 million to EUR 200 million.

Main differences with current accounting policies arise from:

•      Employee benefits

•      Fair value Property, Plant and Equipment

•      Goodwill amortization

•      Revenue recognition

•      Borrowing costs

•      Joint venture accounting

•      Presentation (eg. Own work capitalized)

Tax effects on the above mentioned differences

Safe harbor

Certain statements contained in this quarterly report constitute forward-looking statements. These statements may include, without limitation, statements concerning future results of operations, the impact of regulatory initiatives on KPN’s operations, the investigation into the discounts, KPN’s and its joint ventures’ share of new and existing markets, general industry and macro-economic trends and KPN’s performance relative thereto, and statements preceded by, followed by or including the words ‘believes’, ‘expects’, ‘anticipates’ or similar expressions. These forward-looking statements rely on a number of assumptions concerning future events and are subject to uncertainties, and other factors, many of which are outside KPN’s control, that could cause actual results to differ materially from such statements. A number of these factors are described (not exhaustively) in KPN’s Annual Report and Form 20-F.

All figures in this quarterly report are unaudited and based on Dutch GAAP. This quarterly report contains a number of non-GAAP figures, such as EBITDA and free cash flow. These non-GAAP figures should not be viewed as a substitute for KPN’s GAAP figures. KPN’s non-GAAP measures may not be comparable to non-GAAP measures used by other companies.  Certain figures may be subject to rounding differences. All market share information in this quarterly report is based on management estimates based on externally available information, unless indicated otherwise.

Profile

KPN offers telecommunication services to both consumers and businesses. The company’s core activities are telephony and data services through KPN’s fixed network in the Netherlands, mobile telecom services in Germany, the Netherlands and Belgium and data services in Western Europe. KPN is the market leader in the major segments of the Dutch telecom market. Through E-Plus in Germany and BASE in Belgium, KPN has number-three positions in the mobile markets of these countries.

As at December 31, 2004, we served 7.4 million fixed-line subscribers and 1.6 million Internet users in the Netherlands as well as 17.2 million mobile customers in Germany, the Netherlands and Belgium. KPN employed 31,116 individuals as of the same date.

KPN was incorporated in 1989. Its shares are listed on the stock exchanges of Amsterdam, New York, London and Frankfurt. The credit ratings remained unchanged during the fourth quarter at A- with stable outlook (Standard & Poor’s) and Baa1 with stable outlook (Moody’s).

For more details, visit: http://www.kpn-corporate.com/

KPN will publish its 2004 Annual Report and Form 20-F on March 7, 2005.

The Annual General Meeting of Shareholders will be held on April 12, 2005 (2.30 PM) in Amsterdam.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: March 3, 2005	By:	/s/ MICHIEL ROOVERS
Michiel Roovers Legal Counsel